Direxion Shares ETF Trust

535 Madison Avenue, 37th Floor

New York, NY 10022

March 6, 2026

FILED VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Shares ETF Trust (the “Trust”)

File Nos.: 333-150525 and 811-22201

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement filed with the Securities and Exchange Commission on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
451	2/20/2026	485APOS	0001193125-26-061656
452	2/20/2026	485APOS	0001193125-26-061665

The Amendments relate to the Direxion Daily Bitcoin Bull 4X ETF, Direxion Daily Ether Bull 4X ETF, Direxion Daily MAG 7 Bull 4X ETF, Direxion Daily Gold Bull 4X ETF, Direxion Daily Silver Bull 4X ETF, Direxion Daily 20+ Year Treasury Bull 4X ETF, Direxion Daily Dow 30 Bull 4X ETF, Direxion Daily Financials Bull 4X ETF, Direxion Daily QQQ Bull 4X ETF, Direxion Daily Russell 2000 Bull 4X ETF, Direxion Daily S&P 500 Bull 4X ETF, Direxion Daily Semiconductors Bull 4X ETF, Direxion Daily Emerging Markets Bull 4X ETF, Direxion Daily Communication Services Bull 4X ETF, Direxion Daily Consumer Discretionary Bull 4X ETF, Direxion Daily Consumer Staples Bull 4X ETF, Direxion Daily Energy Bull 4X ETF, Direxion Daily Health Care Bull 4X ETF, Direxion Daily Industrials Bull 4X ETF, Direxion Daily Materials Bull 4X ETF, Direxion Daily Real Estate Bull 4X ETF, Direxion Daily Technology Bull 4X ETF, Direxion Daily Utilities Bull 4X ETF, Direxion Daily AAPL Bull 3X ETF, Direxion Daily AMD Bull 3X ETF, Direxion Daily AMZN Bull 3X ETF, Direxion Daily AVGO Bull 3X ETF, Direxion Daily BABA Bull 3X ETF, Direxion Daily BRKB Bull 3X ETF, Direxion Daily COIN Bull 3X ETF, Direxion Daily GOOGL Bull 3X ETF, Direxion Daily HOOD Bull 3X ETF, Direxion Daily INTC Bull 3X ETF, Direxion Daily META Bull 3X ETF, Direxion Daily MSFT Bull 3X ETF, Direxion Daily MU Bull 3X ETF, Direxion Daily NFLX Bull 3X ETF, Direxion Daily NVDA Bull 3X ETF, Direxion Daily ORCL Bull 3X ETF, Direxion Daily PLTR Bull 3X ETF, Direxion Daily TSLA Bull 3X ETF, Direxion Daily TSM Bull 3X ETF, and the Direxion Daily UNH Bull 3X ETF (the “Funds”).

No securities of the Funds were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of the Funds at this time, therefore, respectfully requests withdrawal of the Amendments.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463.

Sincerely,

/s/ Angela Brickl
Angela Brickl
General Counsel
Direxion Shares ETF Trust